Exhibit 12

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions of dollars)

						For Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
Earnings:
Income (loss) from continuing operations before income taxes plus fixed charges and amortization of capitalized interest, less interest capitalized	$2,205	$4,702	$(316)	$(248)	$1,326	$348	$1,169

Fixed charges:
Total interest on loans (expensed and capitalized)	$84	$98	$74	$60	$41	$24	$17
Interest attributable to rental and lease expense	30	32	33	26	25	13	11

Fixed charges	$114	$130	$107	$86	$66	$37	$28

Ratio of earnings to fixed charges.	19.3	36.2	*	*	20.1	9.4	41.8

*	The ratio is not meaningful. The coverage deficiency was $334 million in year 2002 and $423 million in year 2001.